Exhibit 20

NEWS FROM TAYLOR DEVICES, INC.
SHAREHOLDER LETTER, WINTER 2006-2007

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION. COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM: ANNUAL MEETING

Our Annual Meeting of Shareholders was held on November 10, 2006. The total number of outstanding shares of Taylor Devices' stock on the meeting record date was 3,142,922. A total of 2,774,332 shares were present in person or by proxy at the meeting, representing an excellent 88% Shareholder turnout.

All of us at Taylor Devices, Inc. thank you for your continued support.

Results for Election of Directors and term expiration date:

            2,723,393 Shares voted for the election of Richard G. Hill term to expire 2009.

ITEM: FINANCIAL RESULTS

Taylor Devices completed the second quarter of its fiscal year on November 30, 2006. Comparative financial results for the first quarter, second quarter and six month periods are as follows:

FIRST QUARTER (8-31-06)	F/Y 06-07	F/Y 05-06
SALES	$3,997,502	$3,110,099
NET EARNINGS	$155,513	$109,315
SHARES OUTSTANDING	3,142,922	3,102,057
EARNINGS PER SHARE	5¢	3¢
SECOND QUARTER (11-30-06)	F/Y 06-07	F/Y 05-06
SALES	$3,826,975	$3,370,028
NET EARNINGS	$138,774	$120,750
SHARES OUTSTANDING	3,143,591	3,102,434
EARNINGS PER SHARE	4¢	4¢
SIX MONTHS (11-30-06)	F/Y 06-07	F/Y 05-06
SALES	$7,824,477	$6,480,127
NET EARNINGS	$294,287	$230,067
SHARES OUTSTANDING	3,143,591	3,102,434
EARNINGS PER SHARE	9¢	7¢

The Company continues to be profitable with increasing shipment levels. The construction markets in the U.S. are improving and hopefully will show continued improvement in calendar year 2007. Military and aerospace product sales remain steady, as do export sales of all product lines.

Our firm order backlog is $12.4 million, with a product mix presently emphasizing building and bridge seismic projects.

ITEM: ANNUAL MEETING OF THE SHAREHOLDERS

The Annual Shareholders' Meeting of the Company was held on November 10, 2006, at the Holiday Inn in Amherst, NY. Reports were given at the meeting by several members of the executive and management staff. A brief summary of these reports follows:

  Douglas P. Taylor, President, discussed the Company's recent emphasis on the higher volume segments of the construction business related to seismic protection for smaller structures. Examples were given of a seven-story mixed use building in Tokyo, a conventional highway bridge in South Korea, plus recent experiments at the university level with dampers installed in wood frame residences.

Mr. Taylor also announced ten new seismic projects which are listed in this Newsletter. He noted that currently the Company's best markets are in Asia and indeed all but one of these new contracts are from this region. Mr. Taylor ended his presentation by predicting good performance by Taylor Devices in F/Y 2007.

  Sales Managers John Mayfield, Bob Schneider and Craig Winters discussed the Company's current projects and discussed several new contracts. A demonstration was given of the Company's new engineering 3-D design software that has reduced the labor necessary to design custom mounting attachments for dampers used on specific individual structures. In the past, the customer finished the overall structural design but had limited space available to attach the dampers. This required extensive detailing work by Taylor Devices' engineering department to get everything to fit properly. The new software makes this much less labor intensive and can be applied to both aerospace and commercial contracts.

An additional new project announcement was made about dampers being built for the Xihoumen Bridge in China. When completed with its 5,413 ft. main span, this will be the world's second largest suspension bridge.

  Richard Hill, Vice President, discussed the current near-record shipment levels and the Company's approach to avoiding production bottlenecks. Towards this end he announced that an additional production facility has been leased nearby in the Town of Tonawanda, with high bays and overhead crane service to assemble, paint, box and ship large seismic dampers. This should free up floor space at the existing Tonawanda Island plant which is presently working above capacity. The new facility was fully operational on December 1, 2006.

  Mark McDonough, Chief Financial Officer, provided a detailed analysis of the Company's financial performance in 2006, with predictions for continued success in 2007. He stated that if production continues at its present pace, 2007 may be an all-time record year. Additional information was presented about how the Company is handling the required cash flows to support the increasing production volume, and how overhead costs are changing favorably with higher shipment levels.

ITEM: NEW ORDER ANNOUNCEMENTS

In addition to the Xihoumen Suspension Bridge in China, the following new projects for seismic dampers were announced at the meeting for seismic and wind dampers:

  Kindom Millennium Celebrity Building - Taiwan, ROC
  Shen Mao Garter Castle Building - Taiwan, ROC
  Nei-Hu Suspension Bridge - Taiwan, ROC
  Ming-Chiuan Building Project - Taiwan, ROC
  Wen-De Building Project - Taiwan, ROC
  Saitama Citizen Medical Center - Japan
  Deung Sun Bridge - South Korea
  Guangzhou Sports Stadium - China
  Taisei Office Tower - Japan
  Mills Peninsula Hospital - Burlingame, California

ITEM: NEESWood HOUSE - THE FINAL TEST

Testing on the NEESWood House Project at the University at Buffalo was completed on November 14, 2006. For this final test, our dampers were removed from the house so that it would be considered as constructed to the late 1980's California building codes. The house was furnished throughout, even including flower boxes and an automobile in the garage. The 40-ton, 1,800 square foot structure was then subjected to the magnitude 6.7 Northridge, CA earthquake of 1994, using a shaking record from the near-fault Rinaldi Station.

Both national and world media representatives attended the test, plus numerous government officials from Washington. The event was the first test ever of a full-size residence under a full-scale major earthquake, and the largest seismic test ever performed in a laboratory. The house did not collapse, but suffered severe damage when the initial part of the quake ripped the house from its foundation. Afterwards the structure had a permanent lean to one side. If the house had really been at Northridge in 1994, it is entirely possible that the numerous aftershocks from the quake would have slid the house entirely off its foundation with at least partial collapse occurring.

The object of the test was to demonstrate that wood house designs need upgrading, especially since today's latest design codes require that new structures withstand earthquakes of higher magnitude than the 1994 Northridge event. At the NEESWood demonstration, Taylor Devices displayed our next generation dampers that are designed for use in wood homes, either new or existing.

Our next scheduled test for dampers in wood structures will be in Japan, where a joint US/Japanese team is going to test a six-story wood condominium building - again in full scale. The now-completed NEESWood Project was a four-year, $1.24 million effort funded by the U.S. National Science Foundation.

ITEM: IN MEMORIAM, DONALD B. HOFMAR

Donald B. Hofmar, long-time Taylor Devices' Board Member and business associate, passed away suddenly on September 3, 2006, at age 77. Don diligently served as a member of the Company's Board of Directors since 1991. Over the years he also served on, and often chaired, several committees of the Board. Don's long relationship with the Company began in the early 1960's when he was a senior contractor for the Thomas Register of American Manufacturers. In this position he persuaded my father, Paul Taylor, that if Taylor Devices was to sell products commercially, then the Company must advertise. Within a short time, Don formulated a strategic marketing plan for Taylor Devices, and worked with our managers to implement the plan immediately. Over the next 40 years, Don continued to do this for the Company, until his retirement from Thomas in 2005.

When it came to business matters, Don was a consummate problem solver. He could quickly reduce the most difficult issues into a series of simple steps, always leading to a fair solution. His skills and knowledge proved invaluable to the Company for more than four decades.

I first became acquainted with Don in 1966, when I was asked to draw a series of data tables for Taylor Devices' catalog in the Thomas Register. At that first meeting, Don decided that I was "Taylor Junior" which he shortened to "Junior" by the end of this first meeting. Over the years we became good friends, but in private conversations I was still "Junior" until the mid-1980's. At this time I mentioned to Don that I was now married, with three children, and he could just call me Doug. Don gave a broad smile and said, "You're Junior until one of your children starts work here - then I'll call him or her Junior." Thus, I was still "Junior" until the mid-1990's.

Don Hofmar was elected to the Board of Directors shortly after I became President in 1991. Whenever he was in the area, he would call to see if I was available for lunch. One day, after we ate, Don presented me with a gift, which was a very nice fountain pen, but in a brilliant, almost fluorescent yellow color. Don stated "Every executive needs a good fountain pen to sign both contracts and checks." Then he added "Doug, as for the yellow color, you're an engineer, and engineers are . . . you know . . . kind of dull people. But with a bright yellow pen like this, visitors will think you're kind of wild, even flamboyant, and they'll forget that you're an engineer." Then Don chuckled and added "Besides, it's practical, no one will ever want to borrow it or steal it!" Don's bright yellow fountain pen has been on my office desk, next to my telephone ever since. And, as usual, Don was right . . . about everything. He will be sorely missed by his family and all of us at Taylor Devices.

By:	/s/Douglas P. Taylor
Douglas P. Taylor President